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                              August 16, 2023

       David Thompson
       Chief Financial Officer
       CIM Opportunity Zone Fund, L.P.
       4700 Wilshire Boulevard
       Los Angeles, CA 90010

                                                        Re: CIM Opportunity
Zone Fund, L.P.
                                                            Amendment No. 2 to
Registration Statement on Form 10
                                                            Filed July 28, 2023
                                                            File No. 000-56544

       Dear David Thompson:

              We have reviewed your amended filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

               After reviewing your response and any amendment you may file in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 11, 2023 letter.

       Amendment No. 2 to Registration Statement on Form 10 filed July 28, 2023

       Certain Relationships and Related Transactions, page 61

   1.                                                   We reissue comment 6.
In order to explain how the incentive and management fees are calculated, please
quantify the factors used in the formulas and disclose how these factors were determined for the
year ended December 31, 2022.
 David Thompson
FirstName LastNameDavid  Thompson
CIM Opportunity  Zone Fund, L.P.
Comapany
August 16, NameCIM
           2023      Opportunity Zone Fund, L.P.
August
Page 2 16, 2023 Page 2
FirstName LastName
2. Summary of Accounting Policies
Basis of Presentation, page F-9

2. We continue to evaluate your responses to comments 9 and 10 and may have additional comment.
        You may contact Ameen Hamady at 202-551-3891 or Robert Telewicz at 202-551-3438
if you have questions regarding comments on the financial statements and related matters. Please contact Ronald (Ron) E. Alper at 202-551-3329 or Brigitte Lippmann at 202-
551-3713 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Real
Estate & Construction
cc:      Raphael M. Russo, Esq.